Exhibit 4.1

Warrant certificate (non-negotiable instrument)

Evaxion Biotech A/S (CBR-no. 31 76 28 63) Dr. Neergaards Vej 5F, 2970 Hørsholm Denmark (the "Company") has issued this warrant certificate to

Merck Global Health Innovation Fund LLC (the "Warrantholder")

The Warrantholder is with effect from December        , 2023 (“Grant Date”),              granted warrants to purchase               ordinary shares, DKK 1.00 nominal value per share, of the Company (the “Ordinary Shares”).

The subscription of warrants has taken place by conclusion of this warrant certificate and subject to the terms and conditions set forth in article 2.10.2 of the Company’s articles of association as well as appendix 6 to the Company´s articles of association.

Each warrant confers the right to subscribe for one (1) Ordinary Share at a subscription price, determined by the board, of USD $0.707.

For the Company:	For the Warrantholder:
Date: / 2023	Date: / 2023

Name: William Taranto
Title: President & General Partner